

November 8, 2024

Lili Hu
Chief Financial Officer
Planet Green Holdings Corp.
130-30 31st Ave., Suite 512
Flushing, NY 11354

> **Re: Planet Green Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed April 1, 2024**
> **File No. 001-34449**

Dear Lili Hu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business, page 2

1. We note that the consolidated VIE constitutes a material part of your consolidated financial statements. As we previously requested and you previously provided, please present, in tabular form, condensed consolidating schedules that disaggregate operations and depict financial position, cash flows, and results of operations as of the same dates and for the same periods that audited consolidated financial statements are required. The schedules should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedules should also disaggregate the parent company, the VIE, the WFOE that is the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature and amounts of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany

transactions. Any intercompany amounts should be presented on a gross basis and, when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing